                                                                  EXHIBIT (a)(7)

The Italy Fund Inc. Initiates Tender Offer

FOR IMMEDIATE RELEASE

Business Editors
NEW YORK -- (PR Newswire) -- June 20, 2001 -- The Italy Fund Inc. (NYSE: ITA) initiated today a previously announced tender offer for shares of the Fund. The tender offer reflects the most current effort of the Board of Directors and Management of the Fund to enhance shareholder value.

As described in the Fund's Offer to Purchase and the related Letter of Transmittal mailed today, the Fund has commenced a tender offer for up to 1,691,573 shares, which represents 25% of its issued and outstanding shares of common stock. July 19, 2001 has been set as the termination date for the tender offer. The offer is for cash at a price equal to 95% of the net asset value ("NAV") per share determined as of the close of the regular trading session of the New York Stock Exchange, the principal market in which the shares are traded, on July 20, 2001, the day after the offer expires.

During the period of the Offer, current NAV quotations can be obtained from Georgeson Shareholder Communications Inc., the Information Agent, by calling
(800) 223-2064 between the hours of 9:00 a.m. and 5:00 p.m. Eastern Time, Monday through Friday (except holidays).

The Italy Fund Inc., a non-diversified investment management company, is managed by Smith Barney Fund Management LLC, a wholly owned subsidiary of Salomon Smith Barney Holdings Inc., and is listed on the New York Stock Exchange under the symbol "ITA."

Contact:        Brenda Grandell
                Director, Closed-End Funds
                212-783-3471